Contact

www.linkedin.com/in/dkraymer (LinkedIn)
www.estateplanningstrategistpro.com (Company)
webdesignbyknight.com (Company)
amzn.to/2Erv5dc (Other)

Top Skills

Search Engine Optimization (SEO)
AEO
Director level

Certifications

Certified SMA and CMMS Coach

Publications

Sun, Comet & Cloud: The Legend Of The Hidden Horses
6 Signs Your Parent Needs Help At Home
Hanna Street
Lil's Song: A Companion Horse Story
Das Rosenhaus

DK Raymer Perkins

Co-Founder, Estate Planning Strategist Pro | Helping Estate Planning Attorneys Stay Visible, Relevant & Connected Throughout the Client Lifecycle
Springfield-Branson, Missouri Area

Summary

For more than 30 years, my work has centered on helping people navigate life's transitions and helping organizations communicate more effectively during those moments.Throughout my career, I've worked across marketing, technology, advocacy, education, and family-focused industries. I spent 15 years as a nationally recognized Patient Protections Advocate, worked extensively in the Aging in Place and Home Modification sectors, authored the book 6 Signs Your Parent Needs Help at Home, and delivered educational presentations to civic organizations, government agencies, employee groups, caregivers, and families facing the realities of aging and caregiving.Those experiences taught me something important:People don't need guidance only when a crisis occurs. They need trusted professionals who remain visible, relevant, and helpful long before and long after major life decisions are made.Today, I bring that perspective to my work as Co-Founder of Estate Planning Strategist Pro and publisher of DK's Visibility Vault.I help estate planning attorneys strengthen client relationships, increase visibility within their community, and demonstrate ongoing value in a world increasingly shaped by artificial intelligence, changing search behaviors, and evolving client expectations.My work focuses on helping attorneys:• Stay visible in an AI-driven search environment• Strengthen relationships throughout the client lifecycle• Create educational content that builds trust and authority• Develop meaningful client touchpoints beyond document signing• Provide solutions that support long-term retention, referrals, and engagementI've spent decades observing the challenges families face as they navigate aging, caregiving, incapacity, legacy planning, and major life transitions. Those experiences continue to shape the strategies, tools, and resources I develop today.Technology changes. Marketing changes. Client expectations change.The professionals who thrive are the ones who remain relevant throughout the journey. If you would like to be seen

as more than a "document preparer" and stand out in your field, Estate Planning Strategist Pro has the solutions you've been looking for.Specialties:• Estate Planning Attorney Visibility Strategies• Client Retention & Relationship Marketing• AI Visibility & Answer Engine Optimization (AEO)• Educational Content Development• Aging, Caregiving & Family Transition Education• Website & Marketing Support• Strategic Communications & Community Building

Experience

Estate Planning Strategist Pro

Co-Founder
September 2025 - Present (1 year 2 months)
United States

Estate Planning Strategist Pro helps estate planning attorneys move beyond transactional relationships to become trusted, lifelong resources for the families they serve. As Co-Founder, I develop educational content, visibility strategies, and client engagement systems that help attorneys remain relevant, build stronger client relationships, and adapt to the changing landscape of AI-powered search and communication.

Web Design by Knight

Marketing Director & Branding Specialist
April 2020 - Present (6 years 7 months)
United States

I work with the WDBK's clients to help refine their brand and bring their messaging in line with their vision and founding principles. Web Design by Knight is a boutique web design, maintenance & security company working with clients across the country. Clients include law firms, trucking, non-profits, financial, corporate, religious organizations, medical and governmental entities. I enjoy working with clients to help them identify ways to better communicate with their potential clients and create objectives that increase company visibility and revenue.
If your company website isn't meeting your expectations or your estate planning law practice needs some new marketing ideas, feel free to email me directly: deb@webdesignbyknight.com. Happy to give you a fresh perspective.

Zero Click World

Marketing Director

September 2025 - Present (1 year 2 months)
St. Louis, MO

Marketing Director | Brand Strategist | Screenwriter & Author

I lead messaging strategy for Web Design by Knight and Zero Click World, where I specialize in helping Estate Planners amplify their visibility within the communities they serve through non-legal marketing solutions.

We also have a number of service-focused business clients with unique stories to tell. By blending high-level campaign planning with the narrative precision of a professional screenwriter, I help them transform their services into compelling stories that are easily understood and promote growth.

Core Focus:

Sector Expertise: Specialized marketing for Estate Planning professionals.

Creative IP: Experienced creator of Intellectual Property for film, TV, and publishing.

Advocacy: Passionate about aging-in-place education and family-friendly content.

Intellectual Property Development

Author. Screenwriter. Intellectual Property Development.

January 1992 - Present (34 years 10 months)

Worked 8 years with a NY film producer developing family-friendly projects.
Wrote a top-selling German translation novel with Bertlesmann - Goldman Verlag. Consult with companies and creatives who have intellectual properties they'd like to develop.
Currently have fiction for children and adults available on Amazon, Audible and iTunes.